UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03054850

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOE Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Brazos Street, Suite 200
(No. and Street)

PROCESSED JUN 13 2003 THOMSON FINANCIAL

Austin (City) TX (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bufus Outlaw, Chairman (512) 476-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris J. Cohen & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1601 Market Street, Suite 2525 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)


MAY 29 2003
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bufus Outlaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOE Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
DONNA P. KELLY, NOTARY PUBLIC
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES MAY 9, 2005

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED
UNIFORM SINGLE REPORT

Part IIA - Page A

Pages 1 to 5

March 31, 2003

BOE SECURITIES INC.
CONTENTS
March 31, 2003



MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
BOE Securities Inc.

We have audited the accompanying statement of financial condition of BOE Securities Inc. as of March 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BOE Securities Inc. as of March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Morris J. Cohen & Co., P.C.

May 8, 2003

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

ASSETS

Line		Allowable	Non-Allowable	Total
1.	Cash	$437,231		$437,231
2.	Receivables from brokers and dealers	55,837		55,837
4.	Securities owned, at market value			
	D. Other securities	126,379		126,379
5.	Securities and /or other investments not readily marketable:			
	B. At estimated fair value		$ 3,300	3,300
10.	Equipment at cost, net of accumulated depreciation of $165		6,758	6,758
11.	Other assets		4,174	4,174
12.	Total assets	$619,447	$14,232	$633,679

The accompanying notes are an integral part of this financial statement.

BOE SECURITIES INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
March 31, 2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-50309
FIRM ID NO. 43486
Unconsolidated

LIABILITIES AND OWNERSHIP EQUITY

Line	A.I. Liabilities	Non A.I. Liabilities	Total
17. Accounts payable, accrued liabilities, expenses and other	$126,851	$-0-	$126,851
20. Total liabilities	$126,851	$-0-	$126,851
23. Corporation			
B. Common stock			1,000
C. Additional paid-in capital			283,000
D. Retained earnings			222,828
24. Total ownership equity			506,828
25. Total liabilities and ownership equity			$633,679

The accompanying notes are an integral part of this financial statement.

2. Summary of significant accounting policies (Continued)

Cash equivalents

For purposes of the statements of financial condition the Company considers money market accounts and certificates of deposit with a maturity date of less than 90 days to be cash equivalents.

For purposes of the statements of cash flows, the Company also considers funds due from clearing broker to be cash equivalents.

Income taxes

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. Deferred income taxes are provided by the liability method for the temporary differences between the financial reporting basis and the tax bases of the Company's assets and liabilities in accordance with SFAS No. 109 "Accounting for Income Taxes."

3. Transaction clearing agreements

The Company has agreements with other member firms of the New York Stock Exchange, whereby the member firms clear all security transactions effected by customers of the Company.

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $465,572 which was $365,572 in excess of its required net capital of $100,000. The Company's net capital ratio was .27 to 1.

5. Retirement plan

In fiscal 2003 the Company maintained a SIMPLE IRA retirement plan for the benefit of its employees after one year of service. Contributions to the plan are at the discretion of the Board of Directors.

BOE SECURITIES INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2003

6. Income taxes

Under the liability method, the tax effects of significant temporary differences that give rise to the deferred tax of $1,900 are due to differences in financial and tax depreciation methods.

Tax related federal income taxes due to the parent company was $14,000 for the year ended March 31, 2003.

7. Commitments and rent expense

The Company conducts its operations in facilities under various operating lease arrangements that expire at various dates through April 2008. The Company rents equipment under an operating lease expiring April 2003.

Future minimum payments under all leases as of March 31, 2003 are as follows:

Year Ending March 31	
2004	$ 53,380
2005	54,349
2006	52,500
2007	53,625
2008	54,750
Thereafter	4,641
	$273,245

8. Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and equivalents, investment securities, and amounts due from clearing broker.

At times during the year the Company maintains cash balances with financial institutions in excess of the amount insured by an agency of the federal government.

The securities owned contain the risk that changes in the market price may make the financial instruments less valuable. The total value of the securities owned subject to market risk at March 31, 2003 was $129,679.

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

BOE Securities Inc.
Year Ended March 31, 2003



MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
BOE Securities Inc.

We have audited the Financial Statements of BOE Securities Inc. for the year ended March 31, 2003 and have issued our report thereon dated May 8, 2003. In planning and performing our audit of the financial statements of BOE Securities Inc. (the Company), for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris J. Cohen & Co., P.C.

May 8, 2003